UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LIFEPOINT HOSPITALS, INC.

(Name of Subject Company (Issuer))

LIFEPOINT HOSPITALS, INC.

(Name of Filing Person (Offeror))

3.25% Convertible Senior Subordinated Debentures due 2025	53219LAG4
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Paul D. Gilbert

Executive Vice President and Chief Legal Officer

103 Powell Court

Brentwood, Tennessee 37027

(615) 372-8500

(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michelle Rutta, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$225,000,000	$30,690

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 3.25% Convertible Senior Subordinated Debentures due 2025 (the “Debentures”), as described herein, is equal to 100% of the principal amount of those Debentures. As of January 15, 2013, $225,000,000 aggregate principal amount of the Debentures was outstanding, resulting in an aggregate maximum purchase price of $225,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,690
Form or Registration No.:	Schedule TO-I
Filing Party:	LifePoint Hospitals, Inc.
Date Filed:	January 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) is an amendment to the Tender Offer Statement on Schedule TO originally filed by LifePoint Hospitals, Inc. (the “Company”) on January 17, 2013, as amended by Amendment No. 1 filed on January 30, 2013 (as amended, the “Schedule TO”), with respect to the right of each holder (the “Holder”) of the Company’s 3.25% Convertible Senior Subordinated Debentures due 2025 (the “Debentures”) to sell, and the obligation of the Company to purchase, the Debentures subject to the terms and conditions of the Indenture, dated as of August 10, 2005 (the “Indenture”), between the Company, as Issuer, and The Bank of New York Mellon Trust Company, N.A., as successor trustee to Citibank, N.A., a national banking association, (the “Trustee”), and as set forth in the Company Notice for 3.25% Convertible Senior Subordinated Debentures due 2025, dated January 17, 2013, as amended and supplemented by the Supplement No. 1 to Company Notice, dated January 30, 2013 (as amended and supplemented, the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO and the Company Notice, as set forth in the Supplement No. 2 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated February 7, 2013 (the “Supplement”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO or the related notice materials.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Amendment No. 2. The Supplement should be read in conjunction with the Company Notice. Except for the changes described in the Supplement, all other terms of the Company Notice remain the same.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 17, 2013.*

(a)(1)(B)	Supplement No. 1 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 30, 2013.**

(a)(1)(C)	Supplement No. 2 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated February 7, 2013.

(b)(1)	Credit Agreement, dated as of July 24, 2012, among LifePoint Hospitals, Inc., as borrower, the lenders referred to therein, Citibank, N.A. as administrative agent, Bank of America, N.A. and Barclays Bank PLC, as co-syndication agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Bank PLC, as joint lead arrangers and joint bookrunners (Filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on July 27, 2012 (File No. 000-51251) and incorporated herein by reference).

(b)(2)	Incremental Facility Amendment No.1, dated as of February 6, 2013, by and among LifePoint Hospitals, Inc., the lenders party thereto, Citibank, N.A., as administrative agent and consented to by Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank PLC, as lead arrangers, to the Credit Agreement (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 7, 2013 (File No. 000-51251) and incorporated herein by reference).

(d)	Indenture, dated August 10, 2005, between LifePoint Hospitals, Inc., as Issuer, and Citibank, N.A., as Trustee (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 10, 2005 (File No. 000-51251) and incorporated herein by reference).

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on January 17, 2013.
**	Previously filed with the Amendment No. 1 to Schedule TO filed on January 30, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIFEPOINT HOSPITALS, INC.

By:	/s/ Jeffrey S. Sherman
Name:	Jeffrey S. Sherman
Title:	Executive Vice President and Chief Financial Officer

Dated: February 7, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 17, 2013.*

(a)(1)(B)	Supplement No. 1 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 30, 2013.**

(a)(1)(C)	Supplement No. 2 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated February 7, 2013.

(b)(1)	Credit Agreement, dated as of July 24, 2012, among LifePoint Hospitals, Inc., as borrower, the lenders referred to therein, Citibank, N.A. as administrative agent, Bank of America, N.A. and Barclays Bank PLC, as co-syndication agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Bank PLC, as joint lead arrangers and joint bookrunners (Filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on July 27, 2012 (File No. 000-51251) and incorporated herein by reference).

(b)(2)	Incremental Facility Amendment No.1, dated as of February 6, 2013, by and among LifePoint Hospitals, Inc., the lenders party thereto, Citibank, N.A., as administrative agent and consented to by Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank PLC, as lead arrangers, to the Credit Agreement (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 7, 2013 (File No. 000-51251) and incorporated herein by reference).

(d)	Indenture, dated August 10, 2005, between LifePoint Hospitals, Inc., as Issuer, and Citibank, N.A., as Trustee (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 10, 2005 (File No. 000-51251) and incorporated herein by reference).

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on January 17, 2013.
**	Previously filed with the Amendment No. 1 to Schedule TO filed on January 30, 2013.